October 14, 2013

Kathy Churko Accountant Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Lazard Alternative Strategies 1099 Fund Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 File Nos: 333-175797 and 811-22590

Dear Ms. Churko,

On behalf of Lazard Alternative Strategies 1099 Fund (the "Fund"), we are hereby filing this letter in connection with our telephone conversation on October 2, 2013, in which you provided comments on the Fund's Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the "PEA No. 2"). Below, we describe the changes we have made in response to your comments and provide the information you requested. Additionally, attached to this letter as Appendix A are the draft changed pages of the Registration Statement addressing the comments.

For your convenience, your comments are italicized, numbered and presented below, and each comment is followed by the Fund's response.

Capitalized terms used but not defined in this letter have the same meanings given to them in the Registration Statement.

1.                  We note that certain information was omitted in the PEA No. 2, including the amount of advisory fees paid by the Fund in fiscal year 2013 and the chart relating to the Fund portfolio managers' other funds and accounts managed.

All required information will be included in the Fund's Post-Effective Amendment No.3.

2.                  Page 3 of the Prospectus of the Fund notes that "the Fund, as an investor in Portfolio Funds, will not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies, such as mutual funds." Please explain what protections of the 1940 Act this is referring to.

The requested clarification regarding the protections afforded by the 1940 Act have been added.

3.                  Please explain supplementally whether the Fund intends to create a separate investment vehicle managed by a Portfolio Manager in which the Fund is the sole investor (a "Separate Vehicle") and, if so, whether the operations of such Separate Vehicle will comply with the requirements of the 1940 Act.

The Fund has no current intention to create a Separate Vehicle. However, if the Fund did establish a Separate Vehicle, the operations of the Separate Vehicle would comply with all applicable laws and regulations, including those of the 1940 Act.

4.                  In the second to last paragraph of page 4 please disclose that the Fund's Shares themselves have limitations on their liquidity and transferability.

The requested clarification has been made.

5.                  In footnote 4 to the fee table, please confirm the expense cap amount and date. Please confirm that under the terms of the Expense Limitation Agreement the Adviser does not have the right to recoup any waived fees.

The requested clarification has been made. The Fund confirms that the Adviser does not have the right to recoup any waived fees.

6.                  Please confirm that the figures included in the expense examples are correct.

The Fund confirms that the figures in the expense examples are correct.

7.                  Please disclose in the "Use of Proceeds; Cash Equivalents" section of the Prospectus the amount of time the Fund will take to invest the net proceeds of the offering of Shares in accordance with its investment strategy.

The requested clarification was made.

2

8.                  Page 14 of the Prospectus discusses the guidelines the Adviser follows in choosing Portfolio Managers. Please discuss whether the Adviser considers the amount of leverage, sales charges, liquidity and amount of advisory and performance fees charged by the Portfolio Funds in assessing whether the Portfolio Fund is a suitable investment for the Fund.

The requested clarification has been made.

9.                  Page 17 of the Prospectus discusses the Adviser's current intention not to invest the Fund's net assets in Portfolio Funds managed by the Adviser, the Distributor or their affiliates. Please discuss supplementally what Section 17(a) policies the Fund follows to ensure that the Fund does not invest in such affiliated Portfolio Funds.

The Fund’s portfolio management team (“Team”) is responsible for choosing potential investments in Portfolio Funds. The Team is aware of the Fund’s policy and practice to restrict investments in funds managed by, or otherwise affiliated with, the Adviser and such funds would not be included in the potential universe of Portfolio Funds considered by the Team for investment by the Fund. Additionally, the Adviser's electronic compliance monitoring system monitors investments of the Fund for compliance with its stated investment policies and guidelines, including the restriction on investments in affiliated Portfolio Funds.

10.              We note that the portfolio manager ownership of Fund Shares chart is inconsistent with the Fund's Form N-CSR filed on June 5, 2013.

The updated chart will be included in the Fund's Post-Effective Amendment No.3

11.              Please explain supplementally how side pocketed investments are classified in the fair value hierarchy.

The Fund does not currently hold side pocketed investments. However, if the Fund held such investments, they would be classified as a Level 3 asset in the fair value hierarchy.

12.              Please file the Expense Limitation Agreement as an exhibit to the Fund's next Post-Effective Amendment to its Registration Statement on Form N-2.

The Fund's Expense Limitation Agreement will be filed as an exhibit to the Fund's Post-Effective Amendment No. 3.

In connection with this filing, and as requested by the Staff, the Fund agrees that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, such effectiveness does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
3

•	the Fund may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Fund believes that the foregoing responses, together with changes being made in the Registration Statement, appropriately address all of the Staff's comments.

If you have any questions regarding this response or require further information, please call me at (212) 756-2149. Thank you for your assistance regarding this matter.

Very truly yours,

/s/ Pamela Chen

Pamela Chen

4

Appendix A